

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 20, 2010

Michael A. Mussallem
Chairman and Chief Executive Officer
Edwards Lifesciences Corporation
One Edwards Way
Irvine, CA 92614

> **Re:** **Edwards Lifesciences Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-15525**

Dear Mr. Mussallem:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009 and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief

cc: Bruce P. Garren, Esq. – Vice President and General Counsel